

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 7, 2023

Mark Guerin
Chief Operating Officer & Chief Financial Officer
Onconova Therapeutics, Inc.
12 Penns Trail
Newtown, PA 18940

   **Re: Onconova Therapeutics, Inc.**
     **Registration Statement on Form S-3**
     **Filed June 30, 2023**
     **File No. 333-273081**

Dear Mark Guerin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Lauren Hamill at 303-844-1008 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:  Maddy Anand